UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2024

Commission file number: 001-38813

Puyi Inc.

61F, Pearl River Tower

No. 15 Zhujiang West Road, Zhujiang New Town, Tianhe, Guangzhou

Guangdong Province, People’s Republic of China

Tel: +86-020-28381666

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

EXHIBIT INDEX

Number		Description of Document
99.1	–	Press Release
99.2	–	Notice of Extraordinary General Meeting
99.3	–	Form of Proxy for the Extraordinary General Meeting

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PUYI INC.

By:	/s/ Ren Yong
Name:	Ren Yong
Title:	Chairman of the board, Chief Executive Officer

Date: January 25, 2024

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